Exhibit 99.1

BEST Inc. Announces Changes to its Board of Directors

HANGZHOU, China, February 22, 2022 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that Mr. Jun Chen has resigned from his position as a director of the Company, effective February 17, 2022. Mr. Chen was nominated by Alibaba Group Holding Limited (“Alibaba”) and Cainiao Smart Logistics Network Limited (“Cainiao Network”) as an Alibaba Director under the Company’s amended and restated memorandum and articles of incorporation.

“On behalf of the Company and the Board, I would like to express our sincerest gratitude to Mr. Jun Chen for his contributions and service since joining the Company as a director in 2015,” commented Mr. Shao-Ning Johnny Chou, Chairman and CEO of BEST. “We wish him the best of success in his future endeavors.”

The Company today also announced that Alibaba (including Cainiao Network) has appointed Ms. Xiao Hu as an Alibaba Director under the Company’s amended and restated memorandum and articles of incorporation.

Ms. Hu is a managing director of Strategic Investments at Alibaba Group Holding Limited. She joined Alibaba in 2017 and previously served as an investment director of Strategic Investments. She served as vice president and then director at Merrill Lynch (Asia Pacific) Limited from 2012 to 2017 and associate and then vice president at Citigroup Global Markets Asia Limited from 2008 to 2012. She also served as an assistant equity research analyst at China International Capital Corporation Limited from 2003 to 2006 and an auditor with KPMG Huazhen LLP from 2002 to 2003. Ms. Hu holds an MBA degree from the Hong Kong University of Science and Technology and a bachelor’s degree from Peking University.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain and logistics solutions provider. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including supply chain management, freight delivery, and international logistics. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.
Investor relations team
ir@best-inc.com

The Piacente Group, Inc.
Yang Song
Tel: +86-10-6508-0677
E-mail: best@tpg-ir.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: best@tpg-ir.com